SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                         RYANAIR STUFFS EASYJET AGAIN!
                MORE PASSENGERS - LOWER FARES - BEST PUNCTUALITY

Ryanair, Europe's No.1 low fares airline, today (10th August 04) confirmed it's No.1 position as Europe's favourite low fares airline. Passenger statistics released by both Ryanair and Easyjet confirm Ryanair carrying more passengers at lower fares on fuller aircraft with better punctuality than Easyjet.

RYANAIR BEATS EASYJET IN EVERYWAY - JULY 04 STATISTICS

                                 RYANAIR     EASYJET     RYANAIR POSITION

JULY PASSENGERS                  2.48 M      2.41 M             1

PAX ROLLING 12MNTHS             25.03 M      23.4 M             1

JULY LOAD FACTOR                  90%          88%              1

JULY PUNCTUALITY                91.7%        77.7%              1

AVERAGE FARE                   EUR39        EUR62               1

Commenting today, Ryanair's Head of Communications, Paul Fitzsimmons said:

"Ryanair left Easyjet behind yet again in July, because Ryanair is giving consumers what they really want - Europe's lowest fares - Europe's best on-time performance and customer service. That's why more people choose to fly with Ryanair than Easyjet. Easyjet are just another high fare airline with low punctuality."

Ends.

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  10 August 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director